INTERNATIONAL AMERICAN TECHNOLOGIES, INCAMERICAN INTERNATIONAL INDUSTRIES, INC. 601 Cien St., Suite 235, Kemah, TX 77565-3077
Tel: (281) 334-9479 Fax: (281) 334-9508

June 1, 2007
Ryan Rohn
Staff Accountant
Securities and Exchange Commission
100 F. Northeast Street
Washington, D.C.  20549

            RE: American International Industries, Inc.
                   Item 4.01 Form 8-K
                   Filed May 23, 2007
                   File No. 000-25223

Dear Mr. Rohn,

This letter is in response to the staff's letter dated May 30, 2007 to American International Industries, Inc. regarding Item 4.01 Form 8-K filed on May 23, 2007. In response to the staff's comment we have amended our Form 8-K to include the required letter from our former auditor as Exhibit 16, and inserted the following sentence:

"During the period in which John A. Braden & Co., P.C. was engaged as the Registrant's auditor and prior to its merger with GLO CPAs, LLP, there were no disagreements with John A. Braden & Co., P.C. on any matter of accounting principal or practice, financial statement disclosure, or auditing scope or procedure."

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The SEC Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments or question, please feel free to contact the undersigned at our offices.

Yours truly,


/s/Sherry L. Couturier
Sherry L. Couturier, Chief Financial Officer